Thacher Proffitt & Woodllp Two World Financial Center New York, NY 10281 212.912.7400 Fax: 212.912.7751 www.tpw.com

December 28, 2007

Securities and Exchange Commission
Filing Desk – Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention: Filing Desk

PHH Mortgage Capital LLC
Registration Statement on Form S-3 No. 333-148166 relating to
Mortgage Pass-Through Certificates and Mortgage-Backed Notes

Ladies and Gentlemen:

On behalf of PHH Mortgage Capital LLC (the “Registrant”), we have previously filed the captioned Registration Statement on Form S-3.

This letter is in response to the telephone conversation we had with Amanda McManus on December 27, 2007.

You have requested that we explain whether the disclosure on page 21 of the Base Prospectus which describes that the assessment of compliance with servicing criteria and related attestation report of registered public accounting firm prepared with respect to PHH Mortgage as of December 31, 2006 and for the period from January 1, 2006 through December 31, 2006 indicated that PHH Mortgage did not maintain or provide one of the required monthly reports stated in the transaction agreements during the year affects the Registrant’s eligibility to use Form S-3 under General Instructions I.A.4. of the Form.

The item referred to on page 21 of the Base Prospectus described above did not cause the Registrant or any issuing entity previously established, directly or indirectly, by the Registrant or any affiliate of the Registrant with respect to a class of asset-backed securities involving the same asset class as the Registrant, to fail to file all material required to be filed regarding the asset-backed securities pursuant to Section 13, 14 or 15(d) of the Securities Exchange Act of 1934 for the twelve calendar months and any portion of a month immediately preceding the filing of the captioned Registration Statement on Form S-3, including the timely filing of items required to be filed in a timely manner. Therefore, the eligibility of the Registrant to use Form S-3 should not be impacted.

If you require any additional information, please call the undersigned at (212) 912-8387.

Very truly yours,

/s/ Robert Olin
Robert Olin

Copy with enclosures to:
Amanda McManus
Division of Corporation Finance